

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

Via E-mail
Mr. Abbas Salih
Chief Executive Officer
Strategic Internet Investments, Incorporated
24 First Avenue East, STE C
Kalispell, Montana 59903

      Re: **Strategic Internet Investments, Incorporated**
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed July 11, 2014
              File No. 033-28188

Dear Mr. Salih:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Patrick Gilmore for

                          Craig Wilson
                          Senior Assistant Chief Accountant